[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 6, 2020

Ryan Sutcliff
Division of Investment Management
Securities and Exchange Commission
Washington, D.C., 20549

Re:	Crescent Capital BDC, Inc. (the “Company”)
Preliminary Proxy Statement filed on March 24, 2020
(the “Proxy Statement”)

Dear Mr. Sutcliff:

We are in receipt of the comment provided by you on March 31, 2020 regarding the Proxy Statement.

The Company has considered the comments and has authorized us to make on its behalf the responses discussed below.

1.          In the definitive proxy statement, please fill in all blanks, brackets or otherwise missing information.

The Company confirms that all blank, bracketed or otherwise missing information will be updated in the definitive proxy statement.

2.          In the Notice of Annual Meeting to Shareholders, we note that the left margin is cut off on the SEC's EDGAR site.  Please make sure this issue is resolved in the definitive filing.

The Company confirms that this issue will be resolved in the definitive proxy statement.

3.          In the Notice of Annual Meeting to Shareholders, please provide the exact web address directly linked to the proxy materials.

The Company confirms that the following web address, https://www.crescentbdc.com/investor-relations/sec-filings, which leads to the exact page where shareholders will be able to obtain the proxy materials has been added to the proxy statement.

4.          Please confirm that the Company has reviewed applicable state law and the Company’s governing documents and has determined that a virtual meeting is permissible.

The Company confirms that it has reviewed applicable state law and the Company's governing documents and has determined that a virtual meeting is permissible.

Ryan Sutcliff
April 6, 2020

5.          Please explain supplementally how the Company plans to notify market intermediaries and participants of the conversion to a virtual annual meeting.

The Company now plans to conduct the stockholder meeting as a virtual meeting, and as such, market intermediaries and participants will be notified of the fact through the filing of the Company’s definitive proxy statement.

6.          In the section titled “Five Percent Stockholders,” please provide the address of all 5% shareholders, as required by Item 6(d) of Schedule 14A and Item 403 of Regulation SK.

The Company confirms that the section titled “Five Percent Stockholders” has been revised to comply with the requirements of Item 6(d) of Schedule 14A and Item 403 of Regulation SK, including disclosure of the address of each five percent stockholder.

7.          In the section titled “Election of Class I and Class II Directors,” please clarify that Kathleen Briscoe was previously appointed to the Board and is not up for reelection.

The requested clarification has been made.

8.          In the section titled “Class I Director Nominee (not up for re-election at the Annual Meeting),” please revise the disclosure which describes George Strong, who is not up for reelection, as a “nominee.”

The requested change has been made.

9.          In the section titled “Aggregate Non-Audit Fees,” please provide the aggregate non-audit fees for fiscal year 2018, as required by Item 9(e)(7) of Schedule 14A.

The requested disclosure has been added.

Ryan Sutcliff
April 6, 2020

10.          In the section titled “Risks Relative to Potential Benefits Associated With the Use of Increased Leverage,” please revise the risk disclosure to highlight the risks applicable to the Company's plans to increase leverage in light of the current pandemic and current economic conditions. Additionally, please explain supplementally why the Company believes increasing leverage at this time would be beneficial.

The Company confirms that it has bolstered the risk disclosures relating to the current pandemic and economic conditions in the section titled “Ability to Take Advantage of Attractive Investment and Acquisition Opportunities Due to Market Conditions” and that these additions will better highlight the risks associated with the use of increased leverage as disclosed in the section titled “Risks Relative to Potential Benefits Associated With the Use of Increased Leverage.”  The Company notes that it has also disclosed the range of leverage that it expects to incrementally employ.

The Company believes that allowing for a lower asset coverage requirement at this time would be beneficial because, in the face of current market volatility and uncertainty, it will help the Company continue operating in the ordinary course of business. The ability to have a lower asset coverage requirement will provide the Company with additional flexibility to draw on its credit facility or raise debt capital so that it can continue to provide capital to portfolio companies at this critical time when many companies need additional capital due to the adverse economic impact of the coronavirus.  As noted in the definitive proxy statement, the Company does not intend to reach the maximum amount of leverage permissible under the reduced asset coverage requirement. Instead, the Company currently expects that it would incrementally increase leverage to a range from 1.0x to 1.3x.

11.          On the proxy card, please provide exact web address directly linked to the proxy materials.

The requested disclosure has been added.

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If you have additional questions, please call Michael Hoffman at 212-735-3406 or Justin Hebenstreit at 212-735-2679.

Very truly yours,

/s/ Justin Hebenstreit
Justin Hebenstreit